UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 15, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Live Current Media Inc.

File No. 0-29929 - CF#24090

_____

       Live Current Media Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 31, 2009.

       Based on representations by Live Current Media Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                 Exhibit 10.2   through August 31, 2019

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                 Brigitte Lippmann
                                 Special Counsel